UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70977

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 AND ENDING 03/31/2026
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FENCHURCH PARTNERS LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Avenue, 3rd floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Prem Ram	07845 647 626	Prem.Ram@fenchurchadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Sipp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fenchurch Partners LP, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Executive Representative

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FENCHURCH PARTNERS LP

FINANCIAL STATEMENT

Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934

As of March 31, 2026

FENCHURCH PARTNERS LP
FINANCIAL STATEMENT
March 31, 2026

TABLE OF CONTENTS

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

General Partner of
Fenchurch Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenchurch Partners LP (the "Company") as of March 31, 2026, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Forvis Mazars, LLP

Woodbury, New York
May 29, 2026

FENCHURCH PARTNERS LP
STATEMENT OF FINANCIAL CONDITION
March 31, 2026

ASSETS

Assets:	
Cash	$2,222,487
Receivables	$26,607
Total assets	$2,249,094

LIABILITIES AND PARTNERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$63,945
Due to affiliates	$1,806,719
Total liabilities	$1,870,664
Partners' equity	$378,430
Total Equity	$378,430
Total liabilities and partner's equity	$2,249,094

The accompanying notes are an integral part of this financial statement.

FENCHURCH PARTNERS LP

NOTES TO FINANCIAL STATEMENT

1. Nature of Operations

Effective January 4, 2024, Fenchurch Partners LP (the "Company") became a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's limited partner is Fenchurch Advisory Partners US LP ("FAP US LP") and its general partner is Fenchurch GP (US) Inc. The Company is subject to the regulation, examination and supervision of FINRA. The Company is also a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

The Company renders corporate finance advisory services to selected clients operating in the financial services sector. Such advisory services include mergers, acquisitions and private placements.

The Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3, but also, (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for, or to, customers, (2) does not carry accounts of, or for, customers and (3) does not carry proprietary accounts for other broker-dealers ("PAB"). Accordingly, the Company files an exemption report in reliance on footnote 74 to SEC Release No. 34-70073.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statement, in conformity with US GAAP, requires management to make estimates and assumptions that could affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates also affect the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from these estimates.

Income Taxes
During the tax year ended December 31, 2025, as well as during the financial year from April 1,2025 through March 31, 2026, the Company was considered a disregarded entity for federal and state income tax purposes and its earnings and losses are included in FAP US LP's tax return.

Revenue Recognition
The Company follows Financial Accounting Standards Board Accounting Standards Codification ("FASB") ("ASC") Topic 606, *Revenue from Contracts with Customers*. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance of obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues are recognized when all the Company's performance obligations under the terms of the engagement letter are completed, which typically occurs at the closing of a transaction for financial advisory services. The Company's invoices are generally collected shortly after the fee recognition date with no embedded financing costs to the short payment period. The Company estimates credit losses under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Credit losses are applied to receivables where events or changes in circumstances indicate that the carrying amounts may not be recoverable. As of March 31, 2026 the Company had receivables of $26,607 with no expected credit losses.

3. Related Party Transactions
FAP US LP employs the Company's personnel and provides administrative and operations services. Under an expense sharing agreement, the Company reimburses FAP US LP for staff costs and administrative expenses based on the time spent by staff on the Company's activities. Amounts included in Due to Affiliates in the Statement of Financial Condition consist primarily of obligations for administrative expenses and personnel costs. The total amount owed at March 31, 2026 was $1,806,719. Of this $1,757,219 is repayable to FAP US LP and $49,500 is a working capital advance repayable to Fenchurch Advisory Partners LLP.

Distributions are paid to FAP US LP periodically and reflected as capital withdrawals. During the year ended March 31, 2026, $1,615,000 was distributed to FAP US LP. A further $400,000 was distributed in April 2026.

4. Net Capital
As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1, which requires the Company to maintain a specified amount of net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or the minimum net capital of $5,000, whichever is greater. Also, the Uniform Net Capital Rule 15c3-1 requires the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. In addition, the Company must notify the SEC promptly if the Company's total net capital is less than 120% of its minimum capital requirement in accordance with Securities and Exchange Rule 17a-11.

As of March 31, 2026, the Company's net capital, computed under Rule 15c3-1, was $1,055,323 which was $977,512 in excess of required net capital of $77,811, and the Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company does not hold the cash or securities of customers and the Company relies on footnote 74 to SEC Release No. 34-70073.

5. Concentration of Credit Risk

The Company maintains its cash account at a major financial institution. As of March 31, 2026, cash exceeded coverage provided by the Federal Depository Insurance Corporation ("FDIC") by approximately $1,972,000.

6. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which consists of corporate finance advisory services only.

During the year approximately 50% of its revenue was generated from one single transaction. The Company has identified its Executive Representative as the chief operating decision maker ("CODM"), who uses revenues, operating expenses, net income and cash balance to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and excess net capital is measured in accordance with SEC Rule 15c3-1.

7. Subsequent Events

The Company has evaluated subsequent events through May 29, 2026, which is the date the financial statement was issued and has determined there were no material subsequent events to be disclosed.